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TSX SYMBOL:   HLG.C
TSX SYMBOL: HLG.PR.B

March 15, 2005

CORRECTION FROM SOURCE-HOLLINGER INC:

The release issued on March 15, 2005 at 8:57 a.m. EST was issued in error. Please refer instead to the release issued on March 14, 2005 at 21:05 p.m. EST.


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FOR FURTHER INFORMATION PLEASE CONTACT:
HILL & KNOWLTON
MEDIA CONTACT:
LARRY PARNELL
(416) 413-4623
larry.parnell@hillandknowlton.ca
www.hollingerinc.com